北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

82-34642

03032376

20th September 2003.

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549.

Re: Beijing Enterprises Holdings Limited – Information Furnished Pursuant to Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File No. ~~82-5242~~)

Dear Sirs:

On behalf of Beijing Enterprises Holdings Limited, enclosed are copies of following documents to be furnished to the Securities and Exchange Commission (the "commission") pursuant to subparagraph (1) (iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"):-

Date	Nature of Documents
29th May 2003	Change of Chairman and Directorship;
23rd June 2003	Profit Warning;
31st July 2003	Connected Transaction Announcement;
26th August 2003	Separate listing of subsidiary on The Shanghai Stock Exchange A Share Market;
9th September 2003	Interim Results Announcement;
15th September 2003	Clarification in Interim Results; and
17th September 2003	Connected Transaction Announcement.

10/1

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise

Hong Kong Office 34/F., West Tower, Shun Tak Centre, 200 Connaught Road C., Hong Kong. Tel: (852) 2915 2898 Fax: (852) 2857 5084
Beijing Office 17/F., Block B, Tongtai Mansion, NO. 33 Jinrong Street, Fuxingmen, Xicheng District, Beijing, PRC. Postcode 100032 Tel: (8610) 8808 7800 Fax: (8610) 8808 6298-99
香港總公司 香港干諾道中200號信德中心西座34樓 電話：(852) 2915 2898 傳真：(852) 2857 5084
北京辦事處 中國北京市西城區復興門金融街33號通泰大廈B座17層 郵政編號：100032 電話：(8610) 8808 7800 傳真：(8610) 8808 6298-99

subject to liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Mr. Thomas Tsang at (852) 2105 6330

Very truly yours,

Thomas Tsang

(enclosures)

Hong Kong Office 34/F., West Tower, Shun Tak Centre, 200 Connaught Road C., Hong Kong. Tel: (852) 2915 2898 Fax: (852) 2857 5084
Beijing Office 17/F., Block B, Tongtai Mansion, NO. 33 Jinrong Street, Fuxingmen, Xicheng District, Beijing, PRC. Postcode 100032 Tel: (8610) 8808 7800 Fax: (8610) 8808 6298-99
香港總公司 香港干諾道中200號信德中心西座34樓 電話：(852) 2915 2898 傳真：(852) 2857 5084
北京辦事處 中國北京市西城區復興門金融街33號通泰大廈B座17層 郵政編號：100032 電話：(8610) 8808 7800 傳真：(8610) 8808 6298-99

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinances)

Change of Chairman and directorship

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces that Mr. Hu Zhaoguang resigned as Chairman and executive director of the Company and Mr. Xing Chun Hua resigned as executive director of the Company on May 29, 2003 upon the expiration of their tenure. The Board of directors takes this opportunity to express our appreciation for their valuable contribution to the Company. The Company also announces that Mr. Yi Xiqun was appointed as Chairman of the Company and Mr. Bao Zong Ye was appointed as executive director of the Company on even date.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, May 29, 2003

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

PROFIT WARNING

The Board of Beijing Enterprises Holdings Limited announces that the Group's results for the year ending 31st December, 2003 may be materially adversely affected as a result of the recent outbreak of the atypical pneumonia in Beijing.

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") announces that the recent outbreak of the atypical pneumonia in Beijing, has materially adversely affected the infrastructure, tourism, retail operations of the Company and its subsidiaries (together with the "Group"). The Board saw a significant drop in tourism and business activities in Beijing since late April 2003. Turnover of the Group's tollroad, retail, tourism and tourism related operations for the month of May 2003 has decreased by 60% – 80% as compared with the same period of last year.

Although this epidemic has been contained in Beijing within a short period of time, it will most probably have an overall significant negative impact on the Group's performance and assets valuation for the year of 2003.

However, the Board would like to emphasise that the Group's financial position is strong and has sufficient cash reverses to meet short and long term cashflow requirements. The Group has carried out a series of cost cutting measures and will closely monitor the operations of all kinds of business to lessen the damage that this epidemic is bringing. The Board is also confident that the Group can endure this crisis. As the epidemic is gradually under control, there is a sign of recovery in both tourism and retail industries in Beijing.

Public investors and shareholders of the Company should exercise cautiously when dealing in the securities of the Company.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 23rd June, 2003

*Please also refer to the published version of this announcement in the **(The Standard)***

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

Beijing Enterprises Holdings Limited (the "Company") announces that Beijing San Yuan Jia Ming Property Development Company Limited, an indirect subsidiary of the Company as Purchaser, has entered into a Compensation Agreement with effect on 30th July, 2003, for the acquisition of a piece of land with area of 9,146.9 square metres in a consideration of RMB 13 million (approximately HK$12.3 million) from Beijing San Yuan Group Company (the Vendor).

As the Vendor is a substantial shareholder of the subsidiary of the Company, the acquisition by the Purchaser constitutes connected transaction under Listing Rules.

The aggregate consideration for the acquisition represents less than 3% of the audited consolidated net tangible assets of the Company as disclosed in its latest published financial statements, the acquisition falls under Rule 14.25(1) of the Listing Rules. Details of Compensation Agreement will be included in the next published annual report and financial statements of the Company in accordance with Rule 14.25(1) (A) to (D) of the Listing Rules.

Compensation Agreement, effective date 30th July, 2003.

Parties:

(1) The Vendor : Beijing San Yuan Group Company, a substantial shareholder of the Beijing San Yuan Food Company Limited (San Yuan);

(2) The Purchaser : Beijing San Yuan Jia Ming Property Development Company Limited, a 75% direct owned subsidiary of San Yuan;

The Assets acquired:

A piece of land with total area of 9,146.9 square meters located at No. 40, Dong Zhong Street, Dong Cheng District, Beijing ("the Land").

CONDITIONS

The acquisition of the Land is completed upon the following conditions are satisfied but in any event the completion date should not be later than 31st October, 2003:–

(1) The provision of land valuation report of the Land; and

(2) Obtaining all governmental approvals and authorisation relating to the transfer of the Land.

CONSIDERATION

The consideration is RMB13,000,000 (approximately HK$12,250,000) after arm's length negotiation. Debenham Tie Leung, an independent valuer, assesses the open market value of the Land on the basis of industrial use in RMB29,500,000 (approximately HK$27,800,000) as at 31st July, 2001 (the "Relevant Date"). The Purchaser pays the consideration upon the satisfaction of the conditions. The payment of consideration is funded by internal resources of Purchaser.

The Land is originally restricted for industrial use purpose only. The Purchaser commenced negotiation with the governmental authority for change of Land use on the Relevant Date and it was eventually granted to change of use of Land from industrial purpose to residential purpose in October 2001. To minimize the fluctuation in Land value due from the change of Land use, the parties agreed to adopt the Relevant Date as valuation date for assessing the Land value in subsequent sale.

Furthermore, in consideration of the Purchaser's willingness to bear the risk due from the failure of change of Land use, significant contribution in the process of obtaining the approval for change of Land use and to pay the Land premium in the sum of RMB36,942,160 (approximately HK$34,808,404) to the government for the change of Land use, the parties agreed the consideration would be at discount after taking notice of the value of Land assessed by an independent valuer.

In view of above mentioned, the directors (including an independent non-executive directors) of the Company consider that the acquisition of the Land is on normal commercial terms and the terms are fair and reasonable so far as the Company and its shareholders taken as a whole are concerned.

Reasons for the acquisition

The Purchaser is a 75% direct owned subsidiary of San Yuan and the Company holds 72% equity interests of San Yuan. The Purchaser was established to carry on property development business and has successfully developed several residential projects in the past few years. Because the property market in Beijing has encountered a strong growth, the acquisition of Land increases the land bank of the Purchaser for residential development purposes and minimize the adverse effects due from the fluctuation of property market in Beijing. Further, it will enable the San Yuan to develop further its business in Beijing thus enhancing the Company's profitability.

General:

As the Vendor holds 15% equity interests in San Yuan, a subsidiary of the Company, the acquisition constitutes connected transaction under the Listing Rules. The consideration payable by Purchaser is less than 3% of the audited consolidated net tangible assets of the Company as disclosed in its latest published financial statements for the year ended 31st December, 2002.

On that basis, the acquisition falls under Rule 14.25(1) of the Listing Rules. Details of the terms of the Compensation Agreement be disclosed in the Company's annual report as described in Rule 14.25(1)(A) to (D) of the Listing Rules.

The Company is engaged in four areas of business: Consumer Goods, Infrastructure, Services and Technology.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 31st July, 2003

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.0613

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

SEPARATE LISTING OF SAN YUAN ON THE SHANGHAI STOCK EXCHANGE A SHARE MARKET

Beijing Enterprises Holdings Limited (the "Company") together with its subsidiaries (the "Group") announces that Beijing Sanyuan Foods Co., Ltd., a subsidiary of the Company (the "San Yuan"), will offer 150,000,000 new shares for subscription at an issue price of RMB2.60 each during the period from 29th August 2003 to 3rd September 2003. The shares of San Yuan will be traded on the Shanghai Stock Exchange A Share Market on 15th September 2003.

Further to the press announcements dated 1st April 2002 and 17th May 2002 in respect of spin off and waiver on assured entitlement to shares in San Yuan, the board of directors of the Company announces that San Yuan will offer 150,000,000 new shares ("New Shares"), representing 23.6% of its enlarged share capital thereof, with a nominal value of RMB1.00 each for subscription at an issue price of RMB2.60 each during the period from 29th August 2003 to 3rd September 2003. Upon the completion of the issue of the New Shares, the shareholding of the Group in San Yuan will be reduced from 74.77% to 57.11%. The shares of San Yuan will be traded on the Shanghai Stock Exchange A Share Market on 15th September 2003. The Company estimates that the net proceeds from the issue of the New Shares, after deducting the listing expenses, will be approximately RMB370 million (approximately HK$349 million), subject to finalisation ("Net Proceeds"). The issue of the New Shares may result in an exceptional gain of approximately HK$94 million (approximately RMB100 million) of the Group.

San Yuan is engaged in the production, distribution and sale of a variety of dairy products, primarily in Beijing and owns a 50% interest in Beijing McDonald's Food Co., Ltd., which in turn is engaged in the operation of McDonald's franchise stores in Beijing and Guangdong. The Net Proceeds will be used by San Yuan for further expansion of its business in dairy market.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 26th August, 2003

Please also refer to the published version of this announcement in the ***(The Standard)***

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(website: www.behl.com.hk)

SUMMARISED INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30th JUNE, 2003

CHAIRMAN'S STATEMENT

I am pleased to announce the unaudited interim results of Beijing Enterprises Holdings Limited (the "Company") and its subsidiaries (the "Group") for the six months ended 30th June, 2003. The consolidated turnover of the Group was HK$3.6 billion in the first half of 2003, increased by 8.9% comparing to the corresponding period last year. Net profit attributable to shareholders was HK$182 million, down by 16% comparing to the first half of 2002.

INTERIM DIVIDEND

The Board of Directors of the Company has resolved to declare an interim dividend of HK10 cents per share in cash for the six months ended 30th June, 2003 (2002: HK10 cents) payable on 11th November, 2003 to shareholders whose names appear on the registers of members of the Company on 24th October, 2003.

UNAUDITED INTERIM RESULTS

The Board of Directors of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the six months ended 30th June, 2003 as follows:

Condensed Consolidated Profit and Loss Account

For the six months ended 30th June, 2003

		Six months ended 30th June,	
		2003	2002
	Notes	**Unaudited**	Unaudited
		HK$'000	*HK$'000*
TURNOVER	3	**3,620,817**	3,324,301
Cost of sales		**(2,613,686)**	(2,346,992)
Gross profit		**1,007,131**	977,309
Interest income		**14,608**	31,208
Other revenue and gains, net	4	**87,018**	70,973

Selling and distribution costs		**(340,515)**	(264,420)
Administrative expenses		**(367,313)**	(364,720)
Other operating expenses, net		**(32,728)**	(24,046)
PROFIT FROM OPERATING ACTIVITIES	5	**368,201**	426,304
Finance costs	6	**(78,873)**	(112,757)
Share of profits and losses of:			
Jointly-controlled entities		**(12,606)**	7,663
Associates		**32,809**	38,117
Amortisation of goodwill arising on acquisition of jointly-controlled entities		**(2,575)**	(2,350)
PROFIT BEFORE TAX		**306,956**	356,977
Tax	7	**(57,141)**	(83,442)
PROFIT BEFORE MINORITY INTERESTS		**249,815**	273,535
Minority interests		**(67,974)**	(57,419)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**181,841**	216,116
INTERIM DIVIDEND	8	**62,250**	62,250
EARNINGS PER SHARE — Basic	9	**HK$0.29**	HK$0.35

Notes:

1. Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim financial statements are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the preparation of the audited financial statements for the year ended 31st December, 2002 except for the adoption of SSAP 12 (Revised) "Income Taxes" during the period.

SSAP 12 (Revised) principally prescribes the accounting treatment and disclosures for deferred tax. In prior years, deferred tax is provided using the income statement liability method on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt. SSAP 12 (Revised) requires the adoption of the balance sheet liability method, whereby deferred tax is

recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions.

As a consequence of the adoption of this revised SSAP, the net amounts of deferred tax of the Group and jointly-controlled entities and associates credited to the profit and loss account during the six months ended 30th June, 2003 amounted to HK$6,799,000 and HK$2,883,000, respectively.

In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. The change in this accounting policy has insignificant effect on the result of the Group for the six months ended 30th June, 2002 and the effect of the change in respect of the Group's financial position as at 31st December, 2002 is summarised below:

(i) deferred tax assets and liabilities as at 31st December, 2002 have been increased by HK$32,110,000 and HK$132,117,000, respectively;

(ii) share of net assets of jointly-controlled entities and an associate as at 31st December, 2002 have been decreased by HK$41,006,000 and increased by HK$9,115,000, respectively;

(iii) minority interests as at 31st December, 2002 have been decreased by HK$47,734,000;

(iv) negative goodwill as at 31st December, 2002 has been decreased by HK$1,478,000;

(v) retained earnings, hotel property revaluation reserve, capital reserve and exchange fluctuation reserve as at 31st December, 2002 have been increased by HK$55,259,000, decreased by HK$1,391,000, HK$135,719,000 and HK$835,000, respectively; and

(vi) retained earnings, capital reserve, hotel property revaluation reserve, and exchange fluctuation reserve as at 1st January, 2002 have been increased by HK$58,669,000, decreased by HK$638,000, HK$135,719,000 and HK$835,000, respectively.

2. Segment Information

The analysis of the Group's revenue and results by business and geographical segments for the six months ended 30th June, 2003 are as follows:

(a) *Business segments*

For the six months ended 30th June, 2003

	Brewery operations unaudited *HK$'000*	Retail operations unaudited *HK$'000*	Dairy operations unaudited *HK$'000*	Expressway and toll road operations unaudited *HK$'000*	Water treatment operations unaudited *HK$'000*	Hotel operations unaudited *HK$'000*	Tourism operations unaudited *HK$'000*	Property construction and development unaudited *HK$'000*	Telecommunications and IT related services and products unaudited *HK$'000*	Corporate and others unaudited *HK$'000*	Eliminations unaudited *HK$'000*	Consolidated unaudited *HK$'000*
Segment revenue:												
Sales to external customers	1,322,049	953,019	564,340	149,582	194,810	1,463	—	18,428	217,924	199,202	—	3,620,817
Intersegment sales	—	—	—	—	—	—	—	540	—	—	(540)	—
Other revenue	13,242	7,300	802	1,564	—	—	—	3,788	6,484	8,315	—	41,495
Total	1,335,291	960,319	565,142	151,146	194,810	1,463	—	22,756	224,408	207,517	(540)	3,662,312
Segment results	135,743	44,268	25,472	86,363	71,328	(218)	—	(25,751)	40,789	(42,248)		335,746
Interest income												14,608
Unallocated revenue and gains												45,523
Unallocated expenses												(27,676)
Profit from operating activities												368,201
Finance costs												(78,873)
Share of profits and losses of:												
Jointly-controlled entities	(3,451)	(658)	2,056	—	—	(6,515)	(3,962)	—	—	(76)		(12,606)
Associates	(96)	(45)	—	—	—	—	—	(59)	22,821	10,188		32,809
Amortisation of goodwill arising on acquisition of jointly-controlled entities	(339)	(171)	—	—	—	—	—	—	—	(2,065)		(2,575)
Profit before tax												306,956
Tax												(57,141)
Profit before minority interests												249,815
Minority interests												(67,974)
Net profit from ordinary activities attributable to shareholders												181,841

For the six months ended 30th June, 2002

	Brewery operations unaudited *HK$'000*	Retail operations unaudited *HK$'000*	Dairy operations unaudited *HK$'000*	Expressway and toll road operations unaudited *HK$'000*	Water treatment operations unaudited *HK$'000*	Hotel operations unaudited *HK$'000*	Tourism operations unaudited *HK$'000*	Property construction and development unaudited *HK$'000*	Telecom-munications and IT related services and products unaudited *HK$'000*	Corporate and others unaudited *HK$'000*	Eliminations unaudited *HK$'000*	Consolidated unaudited *HK$'000*
Segment revenue:												
Sales to external customers	1,115,437	910,665	471,679	169,621	173,625	69,814	76,682	54,066	90,708	192,004	—	3,324,301
Intersegment sales	—	—	—	—	—	—	—	—	—	192	(192)	—
Other revenue	11,982	7,481	6,612	279	—	182	1,979	630	—	13,221	—	42,366
Total	1,127,419	918,146	478,291	169,900	173,625	69,996	78,661	54,696	90,708	205,417	(192)	3,366,667
Segment results	113,811	54,264	31,345	124,298	70,164	2,332	7,399	(13,372)	(3,112)	(15,740)		371,389
Interest income												31,208
Unallocated revenue and gains												28,607
Unallocated expenses												(4,900)
Profit from operating activities												426,304
Finance costs												(112,757)
Share of profits and losses of:												
Jointly-controlled entities	(3,771)	(1,112)	12,546	—	—	—	—	—	—	—		7,663
Associates	(35)	(77)	—	—	—	—	—	—	33,299	4,930		38,117
Amortisation of goodwill arising on acquisition of jointly-controlled entities	(339)	(171)	—	—	—	—	—	—	—	(1,840)		(2,350)
Profit before tax												356,977
Tax												(83,442)
Profit before minority interests												273,535
Minority interests												(57,419)
Net profit from ordinary activities attributable to shareholders												216,116

(b) *Geographical segments*

	Hong Kong Six months ended 30th June,		Mainland China Six months ended 30th June,		Overseas Six months ended 30th June,		Eliminations Six months ended 30th June,		Consolidated Six months ended 30th June,	
	2003 unaudited *HK$'000*	2002 unaudited *HK$'000*	**2003 unaudited *HK$'000***	2002 unaudited *HK$'000*	**2003 unaudited *HK$'000***	2002 unaudited *HK$'000*	**2003 unaudited *HK$'000***	2002 unaudited *HK$'000*	**2003 unaudited *HK$'000***	2002 unaudited *HK$'000*
Segment revenue:										
Sales to external customers	**6,906**	8,066	**3,542,328**	3,241,111	**71,583**	75,124	**—**	—	**3,620,817**	3,324,301
Intersegment sales	**—**	—	**—**	192	**540**	—	**(540)**	(192)	**—**	—
Other revenue	**8,315**	13,221	**33,180**	29,145	**—**	—	**—**	—	**41,495**	42,366
Total segment revenue	**15,221**	21,287	**3,575,508**	3,270,448	**72,123**	75,124	**(540)**	(192)	**3,662,312**	3,366,667

3. Turnover

Turnover represents: (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for goods returned and trade discounts; (2) the aggregate of revenue from hotel operations, toll revenue, entrance and management service fees and telecommunications and IT related services, net of business and consumption taxes and government surcharges; and (3) rental income.

4. Other Revenue and Gains, Net

	Six months ended 30th June, 2003 Unaudited *HK$'000*	2002 Unaudited *HK$'000*
Other revenue, net		
Negative goodwill recognised as income	**8,351**	21,513
Service income	**1,496**	13,209
Investment income	**9,897**	6,847
Corporate income tax and value-added tax refund	**—**	1,488
Others	**37,730**	27,761
	57,474	70,818
Gains, net		
Gain on disposal of fixed assets	**19,321**	—
Gain on disposal of short term investments	**—**	155
Gain on disposal of long term investment	**10,223**	—
	29,544	155
	87,018	70,973

5. Profit from Operating Activities

The Group's profit from operating activities is arrived at after charging/(crediting):

	Six months ended 30th June, 2003 Unaudited *HK$'000*	2002 Unaudited *HK$'000*
Depreciation	**243,946**	226,955
Amortisation of intangible assets	**51,628**	36,039
Amortisation of goodwill	**8,951**	4,490
Negative goodwill recognised as income	**(8,351)**	(21,513)
Investment income	**(9,897)**	(6,847)

6. Finance Costs

	Six months ended 30th June, 2003 Unaudited *HK$'000*	2002 Unaudited *HK$'000*
Interest on bank loans and other loans wholly repayable within five years	**77,311**	105,827
Interest on other loans	**1,562**	6,930
	78,873	112,757

7. Tax

	Six months ended 30th June,	
	2003	2002
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Group:		
The PRC — Hong Kong	**222**	51
— Mainland China	**62,924**	72,991
Overseas	**341**	846
Overprovision in prior period, net	**(431)**	(967)
Deferred	**(6,799)**	2,029
	56,257	74,950
Share of tax of jointly-controlled entities	**(1,112)**	4,944
Share of tax of associates	**1,996**	3,548
Tax charge for the period	**57,141**	83,442

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits arising in Hong Kong for the period. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof.

8. Interim Dividend

	Six months ended 30th June,	
	2003	2002
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Proposed 2003 interim dividend of HK10 cents (2002: HK10 cents) per ordinary share	**62,250**	62,250

9. Earnings per Share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the period of HK$181,841,000 (2002: HK$216,116,000) and the weighted average of 622,500,000 (2002: 622,500,000) ordinary shares in issue during the period.

Diluted earnings per share for the six months ended 30th June, 2003 and 2002 have not been shown because the exercise of the outstanding share options of the Company during these periods would not have a diluting effect on the earnings per share.

The convertible bonds of the Group were issued by Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), a subsidiary of the Company, which are convertible into ordinary shares of Yanjing Brewery, and hence, would not have a diluting effect on the earnings per share.

10. Comparative Amounts

As explained in note 1 to the condensed consolidated financial statements, due to the adoption of revised SSAP 12 during the current period, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain prior year adjustments have been made and certain comparative amounts have been reclassified to conform to the current period's presentation.

REVIEW OF INTERIM RESULTS

The audit committee has reviewed the accounting policies adopted by the Group and has discussed the internal controls and financial affairs including the review of the unaudited condensed consolidated interim financial statements for the six months ended 30th June, 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

Despite the impact of SARS on Beijing city in the second quarter, the Group achieved a slight growth in turnover and better than expected operating profit for the first half of 2003. The consolidated turnover increased by 8.9% to HK$3.6 billion and the net profit attributable to shareholders of the Company declined by 16% to approximately HK$182 million for the six months period ended 30 June 2003.

(1) ***Consumer products***

Beer

Yanjing Brewery recorded healthy volume and turnover growth mainly through its acquired subsidiaries outside Beijing. Net turnover increased by 19% to HK$1,300 million. Profit after tax increased by 18% to HK$99 million. The net profit attributable to the Group decreased by 10% to HK$41 million.

The beer sales in Beijing area was hit by SARS in the second quarter. However, strong turnover growth and profit contributions from regional subsidiaries more than offset the negative impact of SARS. The SARS impact has largely faded in Beijing area and the beer operations in the second half is poised to perform better.

Dairy products and fast food

Net turnover of Sanyuan Food increased by 20% to HK$565 million. Net profit attributable to the Group for the first half was HK$26 million. Sanyuan has secured the approval to list its shares in the domestic A share market and raised RMB370 million for its expansion and development purpose. With the proceeds raised from the IPO, Sanyuan will be in a better position to compete with its counterparts in China's huge dairy market.

Beijing McDonald's and Guangzhou McDonald's were badly hit during the SARS period. Their businesses have quickly recovered in the third quarter and is largely back to normal recently.

(2) ***Infrastructure***

Capital Airport Expressway

Traffic volume was badly hit by SARS in the second quarter and total volume for the first half decreased by 13% to 13.5 million vehicles. The net turnover and profit after tax of Capital Airport Expressway amounted to HK$109 million and HK$53 million respectively, representing 34% and 37% decrease respectively. The traffic volume growth rebounded strongly in the third quarter when business and leisure visitors return to Beijing.

Water Treatment Concession

Profit after amortisation on cost of the Concession remained at HK$64 million for the six months period ended 30 June 2003. This project continued to provide steady cash flow to the Group.

Shenzhen Shiguan Road

The Group invested HK$380 million for a 53.075% interest in Shiguan Road in Shenzhen area last year. This toll road contributed HK$12.6 million net profit to the Group for the first half of 2003.

(3) ***Services***

Tourism services

The tourist arrival to Beijing plunged during the SARS period in the second quarter. The businesses of Badaling Great Wall and Hot Spring Resort were severely hit in the first half of 2003 and record an combined of HK$5 million in term of the attributable loss to the Group. Longqingxia, a nearby tourism site, also recorded an attributable loss to the Group of HK$4.1 million in the first half of the year. With the impact of SARS fading away, the tourist arrival to Beijing has improved significantly in the third quarter. However, it will take some time to recover to the pre SARS visitors level.

Hotel services

Jianguo Hotel was also strongly hit by the SARS impact in the second quarter. It scaled down its operations during the SARS period and recorded an attributable loss of HK$1.5 million for the six months ended 30 June 2003. Business recovered substantially in the third quarter but is still below the normal peak level seen in past years.

Retail services

The net turnover of Wangfujing Department Store Group ("Wangfujing") was HK$1 billion for the first half year, 2% lower compared to corresponding period in last year. Wangfujing's business in Beijing was impacted by SARS and Wangfujing Group marginally broke even in the first half of this year.

(4) ***Technology business***

BISC (an associate)

During the period under review, Beijing International Switching System Company Limited ("BISC") made a net turnover of HK$748 million and was 2% lower compared to corresponding period in last year. The net profit contributed to the Group was HK$23 million. The lower attributable profit was mainly due to lack of tax refund this period.

Other businesses

Certain new business has contributed significant profits to the Group and help to alleviate the impact of SARS in the first half of the year. Beijing Enterprises Ever Source Group, its 65.88% interests owned by the Group, expanded swiftly in the geothermal market in Beijing and contributed HK$11 million of profit to the Group in the first half of the year. Beijing High Technology Development Limited, a subsidiary of the Company, also contributed HK$10 million of profit to the Group.

CAPITALISATION AND FINANCIAL POSITION

Shareholders' equity and minority interests amounted to approximately HK$7.3 billion and HK$3.3 billion, respectively, as at 30 June 2003. Net bank borrowings (total bank borrowings minus cash on hand) was HK$1.3 billion at period end date representing 18% net debt to equity ratio. Bank borrowings were predominately in Renminbi with remaining 30% in US Dollar.

SIGNIFICANT SUBSEQUENT EVENTS

On 29th August, 2003, Sanyuan Foods offered 150,000,000 new shares with nominal value of RMB1.00 each for subscription at an issue price of RMB2.60, representing 23.6% of its enlarged shares capital. The Group may have an exceptional gain of approximately HK$94 million upon completion of new issue and its shareholding in Sanyuan Food will reduce from 74.77% to 57.11%. The shares of Sanyuan Foods will be traded on the Shanghai Stock Exchange A Share Market on 15th September, 2003.

STRATEGY AND PROSPECTS

Beijing City fully returned to its normal pace after the outbreak of SARS. Being the political and cultural centre for China, Beijing made a remarkable economic growth with its GDP higher than the average GDP of the nation. The Company will put more emphasis on grasping the future investment opportunities in the infrastructure and utilities areas. Leveraging on its competitive edges of brand recognition, the Group will actively explore further business development nationwide by fully capitalizing its advantages acquired through the consumer products operations. Last but not least, the Company will also seize every business opportunity in investing in the Olympic and environmental projects.

PUBLICATION OF THE RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The interim report of the Company for the six months ended 30 June 2003, together with the information required under the paragraph 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), will be published on the Company's website (www.behl.com.hk) and website of the Stock Exchange (www.hkex.com.hk) in due course.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the period.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company complied with the Code of the Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by this interim report, except that the Independent Non-Executive Directors of the Company are not appointed for specific terms and subject only to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 21st October 2003 to 24th October 2003, both dates inclusive, during which period no transfers of shares will be effected. In order to qualify for the interim dividend, all transfer documents, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 p.m. on, 20th October, 2003. Cheques for interim dividends will be dispatched on or before 11th November, 2003.

APPRECIATION

On behalf of the Board of Directors of the Company, I would like to express my sincere thanks to all the Group's employees for their continuous support and dedicated services.

By order of the Board
Yi Xi Qun
Chairman

Hong Kong, 9th September, 2003

*Please also refer to the published version of this announcement in the **(South China Morning Post)***

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Clarification of the Content of Management Discussion in Interim Results

Beijing Enterprises Holdings Limited (the "Company") wishes to clarify that due to certain accounting classification issue arising on consolidation, the net profit of Yanjing Brewery attributable to the Group should be restated to HK$51 million which represented 12.2% increase when comparing to the corresponding period in last year.

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") refers to the Summarised Interim Results Announcement For The Six Months Ended 30th June 2003 dated 9th September, 2003 and wishes to clarify that due to certain accounting classification issue arising on consolidation, the consolidated profit of Beijing Yanjing Brewery Company Limited attributable to the Group should be restated to HK$51 million which represented 12.2% increase when comparing to the corresponding period in last year. The profit attributable to the shareholders of the Company remain unchanged at HK$181,841,000.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 15th September, 2003

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

CONNECTED TRANSACTION

Beijing Enterprises Holdings Limited (the "Company") announces that the Company has entered into a Equity Transfer Agreement with effect on 18th September, 2003, for the acquisition of a 17.985% equity interests of Beijing Enterprises Holdings High-Tech Development Co., Ltd. in a consideration of US$5.40 million (approximately HK$42.12 million) from Beijing Jing Shi High-Tech Development Centre (the Seller).

As the Seller is a substantial shareholder of the subsidiary of the Company, the acquisition by the company constitutes connected transaction under Listing Rules.

The consideration for the acquisition represents less than 3% of the audited consolidated net tangible assets of the Company as disclosed in its latest published financial statements, the acquisition falls under Rule 14.25(1) of the Listing Rules. Details of Equity Transfer Agreement will be included in the next published annual report and financial statements of the Company.

Equity Transfer Agreement, Effective Date 18th September, 2003.

Parties:

(1) The Seller : Beijing Enterprises Jing Shi High-Tech Development Centre, a substantial shareholder of the Beijing Enterprises Holdings High-Tech Development Co., Ltd.;

(2) The Purchaser : Beijing Enterprises Holdings Limited (the Company);

The Equity Interest Transferred:

The Company agrees to acquire and the Seller agrees to transfer 17.985% equity interests of Beijing Enterprises Holdings High-Tech Development Co., Ltd., (Equity Interest).

Conditions:

The transfer of the Equity Interest is completed upon the following conditions are satisfied but in any event the completion date should not be later than 31st December 2003:–

(1) The full compliance of all requirements under the PRC laws and regulation relating to the transfer of Equity Interest; and

(2) Obtaining all governmental approvals and consents relating to the transfer of the Equity Interest.

The transfer of Equity Interest will be completed on fourth business days after the satisfaction of all conditions of the Equity Transfer Agreement. After completion of the transfer, the Company and the Seller will hold 97.99% and 2.01% equity interests of Beijing Enterprises Holdings High-Tech Development Co., Ltd. (Beijing High-Tech) respectively.

Consideration

The consideration is US$5.40 million (approximately HK$42.12 million) payable upon the satisfaction of the conditions. The consideration has been arrived at after arm's length negotiations between the parties hereto by reference to the registered capital of US$30 million (approximately RMB234 million) as at 30th June 2003 of Beijing High-Tech and is funded by internal resources of the Company.

Information of Beijing High-Tech

Beijing High-Tech is a sino-foreign joint venture established by the Company and the Seller. Prior to the transfer, the Company and the Seller hold 80% and 20% equity interests of Beijing High-Tech respectively. The businesses of Beijing High-Tech focus on investments in high-technology companies and the provision of consultation services to small-to-medium size new technology enterprises located at Zhongguancun science park. The net asset values of Beijing High-Tech as at 31st December, 2001 and 2002 are RMB217.45 million and RMB264.22 million respectively (approximately HK$205.14 million and HK$249.27 million).

Its net profit before tax for the year ended 31st December of 2001 and 2002 are RMB15.6 million and RMB19.4 million respectively (approximately HK$14.7 million and HK$18.3 million) while its net profit after tax for the year ended 31st December of 2001 and 2002 are RMB14.8 million and RMB17.5 million respectively (approximately HK$14 million and HK$16.5 million).

Reasons For The Acquisition

The acquisition of the Equity Interest will benefit the Company as it enables the Company to have fully control of Beijing High-Tech. That will strengthen the effective management and the business development of Beijing High-Tech in future. In view of above mentioned, the directors (including an independent non-executive directors) of the Company consider that the acquisition of Equity Interest is on normal commercial terms and the terms are fair and reasonable so far as the Company and its shareholders taken as a whole are concerned.

General:

As the Seller originally holds 20% equity interests in Beijing High-Tech, a subsidiary of the Company, the acquisition constitutes connected transaction under the Listing Rules. The consideration payable by Company is less than 3% of the audited consolidated net tangible assets of the Company as disclosed in its latest published financial statements for the year ended 31st December 2002. On that basis, the acquisition falls under Rule 14.25(1) of the Listing Rules. Details of the terms of the Equity Transfer Agreement be disclosed in the Company's annual report.

The Company is engaged in four areas of business: Consumer Goods, Infrastructure, Services and Technology.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 17th September, 2003

The conversion of US$ into HK$ in this announcement is based on the approximate exchange rate of US$1.00 = HK$7.8

Please also refer to the published version of this announcement in The Standard.